Law Office of Clifford J. Hunt, P.A.

8200 Seminole Boulevard

Seminole, Florida  33772

(727) 471-0444 Telephone

(727) 471-0447 Facsimile

Reply to:

cjh@huntlawgrp.com

December 26, 2006

VIA FACSIMILE (202) 772-9209

Ms. Effie Simpson, Staff Accountant

SECURITIES AND EXCHANGE COMMISSION

Division of Corporate Finance

450 5th Street, N.W.

Washington DC 20549

Re:

Geotec Thermal Generators, Inc.

Form 8-K filed November 13, 2006

File No. 0-26315

Dear Ms. Simpson:

This firm represents Geotec Thermal Generators, Inc. (the “Company” or “Registrant”) regarding issues arising from the Form 8-K that the Company filed with the Securities and Exchange Commission on November 13, 2006.  The letter of November 13, 2006 (the “Letter”) received by the Company from the staff of the Securities and Exchange Commission (the “Staff”), has been forwarded to me for response to the comments contained therein.  With respect to the Form 8-K, you advise in the Letter that the Company has not provided the disclosure required by Item 304 of Regulation SB regarding resignations of accountants.  Please note that the Company has filed a Form 8-KA to address the issue identified in the Letter.  The Form 8-KA also includes as Exhibit 16, a letter from the former accountants addressing the revised disclosures.

As further requested in the Letter, Registrant acknowledges the following:

1.

The adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant.

Ms. Effie Simpson

Re:  Geotec

December 26, 2006

2.

The Registrant acknowledges that staff comments or changes in response to the staff comments in the Company’s filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3.

The Registrant also acknowledges that staff comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the above information adequately responds to the Staff’s comments raised in the Letter.  Please contact me should you have any further comments or questions.

Sincerely,

LAW OFFICE OF CLIFFORD J. HUNT, P.A.

/s/:  Clifford J. Hunt, Esquire

cc:

Bradley T. Ray, CEO

Geotec Thermal Generators, Inc.